Pursuant to Rule 433

Registration No. 333-277223-01

May 13, 2025

Baltimore Gas and Electric Company

$650,000,000 5.450% Notes Due 2035

Pricing Term Sheet

Issuer:	Baltimore Gas and Electric Company
Expected Ratings*:	A3 (Moody’s); A (S&P)
Securities:	5.450% Notes due 2035
Trade Date:	May 13, 2025
Settlement Date**:	May 16, 2025 (T+3)
Principal Amount:	$650,000,000
Maturity:	June 1, 2035
Coupon:	5.450%
Benchmark Treasury:	4.250% due May 15, 2035
Benchmark Treasury Price and Yield:	97-31 / 4.505%
Spread to Benchmark Treasury:	+98 basis points
Yield to Maturity:	5.485%
Public Offering Price:	99.729% of the principal amount
Interest Payment Dates:	June 1 and December 1, commencing December 1, 2025
Optional Redemption Provisions:	At any time prior to March 1, 2035 (three months prior to the maturity date) (the “Par Call Date”), at a make whole price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in each case, accrued and unpaid interest to the redemption date.
CUSIP:	059165ET3
ISIN:	US059165ET34

Joint Book-Running Managers:	Credit Agricole Securities (USA) Inc. Goldman Sachs & Co. LLC RBC Capital Markets, LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	Loop Capital Markets LLC

Co-Managers:	Blaylock Van, LLC CastleOak Securities, L.P. Drexel Hamilton, LLC Great Pacific Securities

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect to deliver the bonds on or about May 16, 2025, which will be the third business day following the date of this term sheet (“T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds any day other than the business day preceding the settlement date will be required, by virtue of the fact that the bonds initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Agricole Securities (USA) Inc. at 1-866-807-6030, Goldman Sachs & Co. LLC at 1-866-471-2526, RBC Capital Markets, LLC at 1-866-375-6829, U.S. Bancorp Investments, Inc. at 1-877-558-2607, or Wells Fargo Securities, LLC at 1-800-645-3751.